82-4296

KAYE SCHOLER LLP

Jonathan M. Gottsegen
212 836-7263
Fax 212 836-7223
jgottsegen@kayescholer.com

425 Park Avenue
New York, New York 10022-3598
212 836-8000
Fax 212 836-8689
www.kayeschol

02015814

March 8, 2002

BY HAND

U.S. Securities & Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549

SUPPL

PROCESSED
MAR 27 2002
THOMSON FINANCIAL

02 MAR 13 AM 8:29

Re: Rule 12g3-2(b) Submission

Ladies & Gentlemen:

We are submitting the enclosed documentation on behalf of Banco Mercantil S.A. (the "Company") in order for it to continue to maintain current information for its qualification to claim an exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934 (the "Exchange Act"), available to foreign private issuers pursuant to Rule 12g3-2(b) under the Exchange Act.

We are enclosing an English translation of the Company's unaudited consolidated financial statements for the period ended December 31, 2001.

We respectfully request that this submission be duly recorded. If you have any questions regarding this filing, or require additional information, please contact me at the above telephone number.

Please acknowledge receipt of this submission by stamping the enclosed copy of this letter and returning such copy to our waiting messenger.

Sincerely,

Jonathan M. Gottsegen

dlw 3/13

cc: Mr. Carlos Miranda

CONSOLIDATED BALANCE SHEET
AS AT DECEMBER 31, 2001
Dollars in Thousands

NAME	TOTAL
ASSETS	593,029
CASH	34,737
SHORT TERM INVESTMENTS	114,120
LOAN PORTFOLIO	381,651
CURRENT LOAN PORTFOLIO	346,710
PORTFOLIO WITH 30 DAYS PAST DUE	10,225
OVERDUE LOAN PORTFOLIO	4,321
IN DEFAULT LOAN PORTFOLIO	35,493
ACCRUED PRODUCTS LOAN RECEIVABLE	6,796
PROVISIONS FOR UNCOLLECTABLE LOANS	(21,893)
ANOTHER ACCOUNTS RECEIVABLE	4,057
FOR FINANCIAL INTERMEDIATION	-
ADVANCE PAYMENTS	2,460
MISCELLANEOUS	3,296
ACCRUED PRODUCTS OF OTHER RECEIVABLE ACCOUNTS	-
PROVISION FOR OTHER UNCOLLECTABLE ACCOUNTS	(1,699)
ASSETS HELD FOR RESALE	4,832
LONG TERM INVESTMENTS	15,470
FIXED ASSETS	26,660
OTHER ASSETS	11,504
LIABILITIES	535,462
LIABILITIES WITH PUBLIC	456,055
DEPOSITS WITH PUBLIC	107,683
OBLIGAT. WITH PUBLIC FOR SAVINGS ACCOUNTS	130,618
OBLIGAT. W/PUBLIC FOR TIME DEPOSITS	202,866
RESTRAINABLE OBLIGATIONS WITH PUBLIC	8,369
ACCRUED PAYABLE CHARGES OBLIGATIONS W/PUBLIC	6,518
OBLIGATIONS WITH FISCAL INSTITUTIONS	2,868
OBLIGATIONS WITH BANKS AND FINANCIAL INSTITUT.	58,887
DEMAND OBLIGATIONS W/BANKS AND FINANCIAL INST.	3,804
OBLIGATIONS W/ B.C.B. W/FIXED DATE OF MATURITY	3,085
OBLIG. W/ FONDESIF WITH FIXED DATE OF MATURITY	-
LOANS-2ND.FLOOR FIN.ENT.W/FIXED DATE OF MAT.	22,606
LOANS-OTHER FINANCIAL ENT.W/FIXED DATE OF MAT.	5,505
OTHER INTERNAL LOANS W/FIXED DATE OF MATURITY	-
LOANS-FOREIGN ENTIT.W/FIXED DATE OF MATURITY	22,874
ACCRUED PAYABLE INTEREST LOANS W/BANKS & FIN.E.	1,012
OTHERS ACCOUNTS PAYABLE	12,251
PROVISIONS	100
NON CONVERTIBLE BONDS	-
SUBORDINATE LIABILITIES	5,301
SUBORDINATE LOANS WITH FINANCIAL ENTITIES	5,100
OTHER SUBORDINATE LOANS	-
ACCRUED	201
NET EQUITY	57,567
PAID IN CAPITAL	28,027
NON CAPITALIZED FURNISH FUNDS	-
GLOBAL ADJUSTMENTS OF SHAREHOLDERS EQUITY	9,194
RESERVES	4,550
RETAINED EARNINGS	15,796
EARNINGS OF THE PERIOD	7,580
TOTAL LIABILITIES AND NET EQUITY	593,029
CONTINGENCIES	46,603
MEMORANDUM ACCOUNTS	1,485,856

Gustavo Rodriguez Pattie
AUXILIAR
BANCO MERCANTIL S.A.

Rolando Barrios G.
Analista de Operaciones
BANCO MERCANTIL S.A.

Mat. Prof No CAUB - 3037
BANCO MERCANTIL S.A.

CONSOLIDATED PROFIT AND LOSS ACCOUNT
FOR THE MONTH ENDED AT 31 DECEMBER 2001
Dollars in Thousands

NAME	TOTAL
FINANCIAL INCOME	**63,569**
FINANCIAL EXPENSE	**27,663**
FINANCIAL INCOME	**35,906**
ADJUSTMENT FOR INFLATION	57,877
CHARGES FOR ADJUSTMENT FOR INFLATION	58,073
INCOME BEFORE PROVISION FOR DOUBTFUL LOANS	**35,710**
RECOVERY OF FINANCIAL ASSETS	719
CHARGE F/DOUBTFUL L. & DEVALORAT. OF FIN.ASSET	10,251
FINANCIAL INCOME AFTER PROVISION FOR DOUBTFUL LOAN.	**26,178**
OTHER OPERATING INCOME	9,917
OTHER OPERATING EXPENSES	3,708
GROSS OPERATING PROFIT	**32,387**
ADMINISTRATIVE EXPENSES	**24,845**
NET OPERATIVE INCOME BEFORE IUE	**7,542**
TAX FOR COMPANIES INCOME	**-**
NET OPERATIVE INCOME AFTER IUE	**7,542**
EXTRAORDINARY INCOME	59
EXTRAORDINARY EXPENSES	-
INCOME FOR THE PERIOD	**7,601**
INCOME OF PRIOR PERIODS	-
EXPENSES OF PRIOR PERIODS	21
NET INCOME FOR THE YEAR	**7,580**

AUXILIAR
BANCO MERCANTIL

Rolando Barrios G.
Analista de Operaciones
BANCO MERCANTIL S.A.

Lic. Heriberto Tinado P.
Mat Prof No CAUB - 3037
BANCO MERCANTIL S.A.